SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                            ________________

                              SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 7)

                             SHONEY'S, INC.
                             --------------
                   (Name of Subject Company (Issuer)
                      and Filing Person (Issuer))

                   LIQUID YIELD OPTION NOTES DUE 2004
                      (Zero Coupon - Subordinated)
                                   and
         8-1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
         ---------------------------------------------------
                    (Title of Classes of Securities)

                             825039 AC 4
                             872623 AA 1
                             -----------
               (CUSIP Numbers of Classes of Securities)

          V. Michael Payne                     Gary M. Brown
Senior Vice President and Controller        Dinsmore & Shohl LLP
           SHONEY'S, INC.                  Bank of America Plaza
         1727 Elm Hill Pike             414 Union Street, Suite 1100
     Nashville, Tennessee 37210           Nashville, Tennessee 37219
          (615) 231-2332                      (615) 313-3325
---------------------------------------------------------------------------
      (Name, Address and Telephone Numbers of Persons Authorized to
     Receive Notices and Communications on Behalf of Filing Persons)

                       CALCULATION OF FILING FEE
                       -------------------------
       Transaction Valuation(1)           Amount of Filing Fee(2)
            $80,000,000                           $16,000

(1) For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, the market value of the Liquid Yield Option Notes Due 2004 (Zero Coupon - Subordinated) and the 8-1/4% Convertible Subordinated Debentures Due 2002 proposed to be acquired is based on the amount of cash to be paid for such securities.
(2) The entire filing fee previously was paid in connection with the filing of the Schedule TO on July 18, 2000.

[  ]    Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.
             Amount Previously Paid:             Filing Party:
             Form or Registration No.:           Date Filed:

[  ]    Check the box if the filing relates solely to preliminary
        communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:
        [ ]     third-party tender offer subject to Rule 14d-1.
        [X]     issuer tender offer subject to Rule 13e-4.
        [X]     going-private transaction subject to Rule 13e-3.
        [ ]     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         INTRODUCTORY STATEMENT

        This Amendment 7, the final amendment, to Issuer Tender Offer Statement on Schedule TO (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by Shoney's, Inc., a Tennessee corporation (the "Company"), in connection with tender offers (each, a "Tender Offer" and, collectively, the "Tender Offers") by the Company for any and all of its Liquid Yield Option Notes Due 2004 (Zero Coupon - Subordinated) (the "LYONs") and any and all of its 8-1/4% Convertible Subordinated Debentures Due 2002 (the "Debentures"). Terms not otherwise defined herein have the meanings ascribed to them in the Purchase Offer and Consent Solicitation Statement dated July 18, 2000 (the "Purchase Offer") filed as Exhibit (a)(1) to Issuer Tender Offer Statement on Schedule TO filed by the Company on July 18, 2000.

        The information set forth in each of the four Press Releases, dated September 6, 2000, issued by Shoney's, Inc. hereby is incorporated by reference in response to the items of this Statement.

ITEM 12.      EXHIBITS.

        Item 12 hereby is amended and supplemented to add thereto the following:

        (a)(20) Press Release, dated September 6, 2000 (regarding extension of the Offers until 5:00 p.m. on September 6, 2000).

        (a)(21) Press Release, dated September 6, 2000 (regarding extension of the Offers until 9:00 p.m. on September 6, 2000).

        (a)(22) Press Release, dated September 6, 2000 (regarding extension of the Offers until 11:00 p.m. on September 6, 2000).

        (a)(23) Press Release, dated September 6, 2000 (regarding completion of the Offers).




                                    2

                                SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                     SHONEY'S, INC.


                                     By: /s/ David L. Gilbert
                                        ---------------------
                                     Name:  David L. Gilbert
                                     Title: Executive Vice President, Chief
                                            Administrative Officer and
                                            Assistant Secretary
                                     Date:  September 7, 2000






                              INDEX TO EXHIBITS

Exhibit No.                      Description
-----------                      -----------

(a)(1)  Purchase Offer and Consent Solicitation Statement dated July 18,
        2000.***

   (2)  Form of Letter of Transmittal and Consent (LYONs).***

   (3)  Form of Letter of Transmittal and Consent (Debentures).***

   (4)  Form of Notice of Guaranteed Delivery and Consent (LYONs).***

   (5)  Form of Notice of Guaranteed Delivery and Consent (Debentures).***

   (6) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (LYONs).***

   (7) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (Debentures).***

   (8)  Form of Letter to Clients (LYONs).***

   (9)  Form of Letter to Clients (Debentures).***

   (10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.***

   (11) Press Release, dated July 18, 2000.***

   (12) Advertisement of Shoney's, Inc.***

   (13) Letter to Holders, dated July 25, 2000.***

   (14) Press Release, dated August 15, 2000.***

   (15) Press Release, dated August 28, 2000.***

   (16) Press Release, dated August 29, 2000.***

   (17) Press Release, dated August 31, 2000.***

   (18) Press Release, dated September 1, 2000.***

   (19) Press Release, dated September 5, 2000.***

   (20) Press Release, dated September 6, 2000 (regarding extension of the Offers until 5:00 p.m. on September 6, 2000).

   (21) Press Release, dated September 6, 2000 (regarding extension of the Offers until 9:00 p.m. on September 6, 2000).



   (22) Press Release, dated September 6, 2000 (regarding extension of the Offers until 11:00 p.m. on September 6, 2000).

   (23) Press Release, dated September 6, 2000 (regarding completion of the Offers).

(b)(1) Commitment Letter, dated June 29, 2000, by and between Shoney's, Inc. and FFCA Funding Corporation.***

    (2) Commitment Letter, dated August 15, 2000, by and between Commissary Operations, Inc. and Bank of America, N.A.***

    (3) Commitment Letter, dated August 25, 2000, by and among Shoney's, Inc., Bank of America, N.A. and Banc of America Securities LLC.***

(c)     None.

(d)(1) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and CIBC World Markets (relating to $15,250,000 principal amount at maturity of the LYONs).***

    (2) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and OTA L.P. (relating to $700,000 principal amount at maturity of the LYONs).*

    (3) Letter Agreement, dated June 27, 2000, by and among Shoney's, Inc., Courage Special Situations Fund, L.P. and V-One Opportunity Fund, LP (relating to $52,000,000 principal amount at maturity of the LYONs).*

    (4) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Special Value Bond Fund (relating to $20,000,000 principal amount at maturity of the LYONs).*

    (5) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Credit Research & Trading LLC (relating to $14,697,000 principal amount at maturity of the LYONs).*

    (6) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Lonestar Partners, L.P. (relating to $10,900,000 principal amount at maturity of the LYONs).*

    (7) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Westgate International, L.P. (relating to $2,500,000 principal amount at maturity of the LYONs).*

    (8) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and The Liverpool Limited Partnership (relating to $2,500,000 principal amount at maturity of the LYONs).*

    (9) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Camden Asset Management (relating to $5,000,000 principal amount at maturity of the LYONs).*

   (10) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Special Value Bond Fund (relating to $6,418,000 principal amount of the Debentures).***

   (11) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Courage Special Situations Fund, L.P. (relating to $15,113,000 principal amount of the Debentures).**



   (12) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Evangelical Lutheran Church Board of Pensions (relating to $1,250,000 principal amount of the Debentures).**

   (13) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and One Group High Yield Bond Fund (relating to $1,750,000 principal amount of the Debentures).**

   (14) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Pacholder High Yield Fund, Inc. (relating to $1,955,000 principal amount of the Debentures).**

   (15) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Pacholder Value Opportunity Fund, L.P. (relating to $1,948,000 principal amount of the Debentures).**

   (16) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Lonestar Partners, LP (relating to $2,000,000 principal amount of the Debentures).**

   (17) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Westgate International, L.P. (relating to $3,500,000 principal amount of the Debentures).**

   (18) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and The Liverpool Limited Partnership (relating to $3,500,000 principal amount of the Debentures).**

   (19) Letter Agreement, dated July 7, 2000, by and between Shoney's, Inc. and Tom Lunn (relating to $150,000 principal amount of the Debentures).**

(e)     Not required by Schedule TO.

(f)     None.

(g)     None.

(h)     None.
-------------------------
*       Document not filed because substantially identical to Exhibit (d)(1).
**      Document not filed because substantially identical to Exhibit
        (d)(10).
***     Previously filed.